Contact

www.linkedin.com/in/monique-little-3743241ba (LinkedIn)

Honors-Awards

DBJ 40 under 40 - 2022 class

Forbes Next 1000

Monique Little

CEO at You Go Natural

Dallas, Texas, United States

Summary

Building the future of ethnic beauty through beautiful and innovative products that revolutionize the natural haircare experience.

———

Experience

You Go Natural
Chief Executive Officer
September 2016 - Present (8 years 2 months)
Dallas, Texas, United States

Fortunate to lead a dynamic group of people passionate about innovating in the haircare industry.

———

Education

Rutgers University - Newark
Bachelor of Arts - BA, Business/Managerial Economics